Exhibit 99.2

SPECIAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

September 3, 2013

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
	FOR	AGAINST	ABSTAIN
1. To approvea compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law;	☐	☐	☐

Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 1?	YES	NO
	☐	☐

For the purposes of this Proxy Card, a “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

2. To approve certain amendments to the employment agreement of our chief executive officer, Mr. Russell Ellwanger.	☐	☐	☐

Do you have a “Personal Interest” (as defined above) with respect to the subject matter of Proposal 2?	YES	NO
	☐	☐
3. To approve the proposed options grant to our chief executive officer, Mr. Russell Ellwanger,	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
Do you have a “Personal Interest” (as defined above) with respect to the subject matter of Proposal 3?	YES	NO
	☐	☐

Signature of Shareholder: ______________   Date:_______
NOTE:
Please sign exactly as the name or names appear on this proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TOWER SEMICONDUCTOR LTD. For the Special Meeting of Shareholders To Be Held On Tuesday, September 3, 2013 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer, Noit Levi and Tziona Shriki of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Special Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Tuesday , September 3, 2013 at 11:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of a Special Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.  In order for your vote to be counted with respect to Proposals 1,2 and 3  you must, in addition to casting your vote, indicate whether you have a “Personal Interest” in such proposal (as such is defined under the respective proposals) by marking either YES or NO in the boxes provided.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General counsel.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)